UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. .14.90

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

META Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

591002100

(CUSIP Number)

October 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591002100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Butlein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 477,090

	6.	Shared Voting Power 256,050

	7.	Sole Dispositive Power 477,090

	8.	Shared Dispositive Power 256,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 733,140

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.23%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer META Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 208 Harbor Drive P.O. Box 120061 Stamford, CT 06912

Item 2.
	(a)	Name of Person Filing Marc Butlein
	(b)	Address of Principal Business Office or, if none, Residence The residence address of Marc Butlein is 35 Kettle Creek Road, Weston, CT 06883.
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value.
	(e)	CUSIP Number 591002 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
Marc Butlein is the record owner of 477,090 shares as of December 31, 2003 and may be deemed to own beneficially 256,050 shares of which 163,200 shares are held by a trust of which Mr. Butlein is a trustee, 66,350 shares are held by a limited partnership of which Mr. Butlein is a general partner and 26,500 shares are held by a foundation of which Mr. Butlein is an officer.  Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 733,140 shares as of December 31, 2003.

(b)

Percent of class:
5.23%.  The foregoing percentage is calculated based on the 14,017,528 shares of Common Stock reported to be outstanding as of November 14, 2003, in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ending September 30, 2003.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 477,090
(ii) Shared power to vote or to direct the vote 256,050
(iii) Sole power to dispose or to direct the disposition of 477,090
(iv) Shared power to dispose or to direct the disposition of 256,050

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 4, 2004
Date
/s/ Marc Butlein
Signature

Name/Title